UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2020

Commission File Number 001-35463

Taro Pharmaceutical Industries Ltd.

(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 2624761, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

CONTENTS

 Notice, Proxy Statement and Proxy Card for Annual Shareholder Meeting

Taro Pharmaceutical Industries Ltd. (“Taro” or the “Company”) hereby publishes notice of its 2020 annual general meeting of shareholders (the “Meeting”), which is scheduled to take place at 10:00 a.m. (Israel time) on Monday, December 14, 2020, at the Meitar Law Offices, located at 16 Abba Hillel Road, 10th Floor, Ramat Gan, Israel.

Shareholders of record at the close of business on Monday, November 9, 2020 are entitled to vote at the Meeting.

Attached as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) are the following documents related to the Meeting:

(i)

Notice of 2020 Annual General Meeting of Shareholders, which contains information concerning the agenda for the Meeting, the required majority for approval of the proposals at the Meeting, the voting procedure and additional general matters related to the Meeting.

(ii)

Proxy Statement for the Meeting, which describes in greater detail each of the proposals to be presented at the Meeting, including background information related to the proposals, additional logistical information concerning the required vote and means of voting on the proposals, and general information concerning Taro’s board of directors, corporate governance, executive compensation and significant shareholders.

Attached as Exhibit 99.2 to this Form 6-K is the form of proxy card being distributed by Taro to its shareholders of record as of the record date for the Meeting, which serves as the primary means for those shareholders to cast their votes on the proposals to be presented at the Meeting.

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Exhibit Index

Exhibit No.	Description
99.1	Notice and Proxy Statement for 2020 Annual General Meeting of Shareholders of Taro Pharmaceutical Industries Ltd.

99.2	Form of proxy card to be distributed to record shareholders of Taro Pharmaceutical Industries Ltd. to enable them to vote at the 2020 Annual General Meeting of Shareholders

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Exhibit 99.1

TARO PHARMACEUTICAL INDUSTRIES LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

November 4, 2020

Notice is hereby given that the 2020 annual general meeting of shareholders (the “Annual General Meeting” or the “Meeting”) of Taro Pharmaceutical Industries Ltd. (the “Company”) will be held on Monday, December 14, 2020, at 10:00 a.m. (Israeli time), at the Meitar Law Offices, located at 16 Abba Hillel Road, 10th Floor, Ramat Gan, Israel, 5250608 for the following purposes:

1.

Re-election to the Company’s Board of Directors (the “Board of Directors” or “Board”) of each of Dilip Shanghvi, Abhay Gandhi, Sudhir Valia, Uday Baldota, James Kedrowski and Dov Pekelman as an ordinary/non-External Director, as defined in the Israeli Companies Law, 5759-1999 (the “Companies Law”), to serve for a one-year term, until the close of the next annual general meeting of shareholders.

2.

Approval of the renewal for an additional three-year period of an updated version of the Company’s Compensation Policy for Office Holders (the “Compensation Policy”) that (i) maintains the existing compensatory terms, and (ii) inserts into the Compensation Policy (x) a maximum coverage level of $100 million under the Company’s directors and officers liability (“D&O”) insurance policy and (y) a requirement that premiums and deductibles paid by the Company under its D&O insurance policies be consistent with market terms and not material to the Company.

3.

Re-appointment of Ziv Haft Certified Public Accountants (Israel), a BDO member firm, as the Company’s independent auditors for the fiscal year ending March 31, 2021, and the additional period until the close of the next annual general meeting of shareholders of the Company, and to authorize their remuneration to be fixed, in accordance with the volume and nature of their services, by the Board of Directors or the Audit Committee thereof.

In addition to the foregoing proposals, members of our management will be available to review and discuss our auditor’s report and consolidated financial statements for our fiscal year ended March 31, 2020.

Shareholders of record (including shares held through a bank, broker or other nominee that is a shareholder of record) at the close of business on November 9, 2020, are entitled to vote at the Meeting. All shareholders are cordially invited to attend the Annual General Meeting in person.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions and broker non-votes) is necessary for the approval of each of the above three numbered proposals.

In addition, the approval of the renewal of an updated version of the Company’s Compensation Policy pursuant to Proposal 2 requires that one of the following two voting requirements also be met:

•the majority voted in favor of the proposal includes a majority of the votes of shareholders who are neither controlling shareholders nor possess a conflict of interest (referred to under the Companies Law as a “personal interest”) in the approval of that proposal that are voted at the Meeting, excluding abstentions;

•the total number of votes of non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the proposal does not exceed 2% of the aggregate voting power in the Company.

For purposes of the above special voting requirements for Proposal 2, Sun Pharmaceutical Industries Ltd. ("Sun Pharma") and certain affiliates will be deemed collectively to constitute a controlling shareholder of the Company, and their votes will therefore be excluded in determining whether either of the above-described special majority conditions has been achieved.

You can vote your shares in advance of the Meeting via any of the following alternative means: (i) completing and signing a proxy card or voting instruction form (for record shareholders and shareholders holding their shares in “street name,” respectively); or (ii) recording your vote over the Internet (at the website www.voteproxy.com) by following the instructions at that website. If you are a record shareholder voting by mail, the proxy must be received by our transfer agent not later than 11:59 p.m. EST on December 13, 2020, or at our registered office not later than 4:00 a.m. Israeli time on December 14, 2020, to be validly included in the tally of ordinary shares voted at the Meeting. An earlier deadline may apply to voting via the Internet. If you hold your ordinary shares in “street name,” an earlier deadline may apply for receipt of your voting instruction form. Shareholders who subsequently revoke their proxies may vote their shares in person. An electronic copy of the proxy materials will also be available for viewing in the “Investor Relations” portion of our website at http://www.taro.com. The full text of the proposed resolutions, together with the form of proxy card for the Meeting, may also be viewed beginning on Sunday, November 8, 2020, at the registered office of the Company, 14 Hakitor Street, PO Box 10347, Haifa Bay, 2624761, Israel, from Sunday to Thursday (excluding Israeli holidays), 10:00 a.m. to 5:00 p.m. (Israeli time). Our telephone number at our registered office is +972-4-847-5700.

Israeli legal regulations presently limit public gatherings as a result of the COVID-19 pandemic. The Company furthermore desires to reduce the risk of further spreading of the virus and to safeguard the well-being of shareholders, Board and Company representatives at the Meeting.

Consequently, the Company strongly encourages shareholders to vote online or mail in their proxy cards or voting instruction forms in lieu of attending the Meeting in person. If a shareholder who holds ordinary shares as of the record date for the Meeting (November 9, 2020) nevertheless desires to attend the Meeting, he, she or it must inform the Company in advance. Any such shareholder must contact our Senior Counsel - Israeli Operations, Director, Mr. Ohad Rosner — email (ohad.rosner@taro.com) or telephone (+972-4-847-5700) — on or prior to 6:00 p.m., Israeli time (11 a.m. Eastern time), on Monday, December 7, 2020. If you contact the Company via email, if you are a record shareholder, please provide the name under which your shares are held of record and proof of ownership (a copy of your share certificate or a statement showing book-entry shares). If you hold your shares in “street name” (through a bank or broker), please attach to your email the required proof of ownership to be described in the proxy statement for the Meeting, namely: a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting, along with an account statement or other proof that shows that you owned your shares as of the record date for the Meeting. You will be required to provide similar documentation if you contact the Company’s internal legal counsel via telephone.

Based on the number of responses that the Company receives from shareholders interested in attending the Meeting, the Company will determine whether it is possible to allow those shareholders to attend physically in person in compliance with the Israeli coronavirus regulations (which may continue to evolve from time to time prior to the Meeting date). The Company will respond to the relevant shareholders by the following day (Tuesday, December 8, 2020) in order to provide to them logistical information as to how they will be able to attend the Meeting.

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In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company holding at least 1% of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the Meeting, to the Company’s Israeli offices, 14 Hakitor Street, PO Box 10347, Haifa Bay, 2624761, Israel, Attention: Mr. Ohad Rosner, Senior Counsel - Israeli Operations, Director, email: ohad.rosner@taro.com, no later than November 11, 2020. To the extent that there are any additional agenda items that the Board determines to add as a result of any such submission, the Company will publish an updated notice and proxy card with respect to the Meeting, no later than November 18, 2020, to be furnished to the Securities and Exchange Commission ("SEC") under cover of a Report of Foreign Private Issuer on Form 6-K.

BY ORDER OF THE BOARD OF DIRECTORS,

/s/ Dilip Shanghvi

Dilip Shanghvi

Chairman of the Board of Directors

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TARO PHARMACEUTICAL INDUSTRIES LTD.

_____________________

PROXY STATEMENT

_____________________

This Proxy Statement is furnished to the holders of ordinary shares, nominal (par) value New Israeli Shekel (“NIS”) 0.0001 each (“ordinary shares”) and founders' shares, nominal (par) value NIS 0.00001 (“founders' shares”), of Taro Pharmaceutical Industries Ltd. (the “Company” or “Taro”) in connection with the solicitation by the Board of Directors of the Company (the “Board of Directors” or “Board”) of proxies for use at the annual general meeting of shareholders (the “Annual General Meeting” or the “Meeting”), or any postponement or adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held on December 14, 2020, at 10:00 a.m. (Israeli time) at Meitar Law Offices, our Israeli legal counsel, located at 16 Abba Hillel Road, 10th Floor, Ramat Gan, Israel.

At the Meeting, the following matters will be considered:

1.

Re-election to the Board of each of Dilip Shanghvi, Abhay Gandhi, Sudhir Valia, Uday Baldota, James Kedrowski and Dov Pekelman as an ordinary/non-External Director, as defined in the Israeli Companies Law, 5759-1999 (the “Companies Law”), to serve for a one-year term, until the close of the next annual general meeting of shareholders.

2.

Approval of renewal for an additional three-year period of an updated version of the Company’s Compensation Policy for Office Holders (the “Compensation Policy”) that (i) maintains the existing compensatory terms, and (ii) inserts into the Compensation Policy (x) a maximum coverage level of $100 million under the Company’s directors and officers liability (“D&O”) insurance policy and (y) a requirement that premiums and deductibles paid by the Company under its D&O insurance policy be consistent with market terms and not material to the Company.

3.

Re-appointment of Ziv Haft Certified Public Accountants (Israel), a BDO member firm, as the Company’s independent auditors for the fiscal year ending March 31, 2021, and the additional period until the close of the next annual general meeting of shareholders of the Company, and to authorize their remuneration to be fixed, in accordance with the volume and nature of their services, by the Board of Directors or the audit committee thereof.

In addition to the foregoing proposals, members of our management will be available to review and discuss our auditor’s report and consolidated financial statements for our fiscal year ended March 31, 2020.

We are not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment and the recommendation of the Board.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” each of the above proposals.

Who Can Vote

You are entitled to vote at the Meeting if you are a shareholder of record at the close of business on November 9, 2020. You are also entitled to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on November 9, 2020, or which appear in the participant listing of a securities depository on that date. In that case, these proxy materials are being forwarded to you by your bank, broker, or other nominee.

If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC of Brooklyn, New York, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you.

Quorum

As of October 15, 2020, we had 38,258,077 ordinary shares and 2,600 founders’ shares issued and outstanding. Each ordinary share outstanding as of the close of business on the record date (November 9, 2020) is entitled to one vote upon each of the proposals to be presented at the Meeting. The founders’ shares, all of which are held by Alkaloida Chemical Company Exclusive Group Ltd., a subsidiary of our controlling shareholder, Sun Pharmaceutical Industries Ltd. (“Sun Pharma”), are entitled, in the aggregate, to one-third (1/3) of the total voting power of all of our voting shares. Under our Articles of Association, the Meeting will be properly convened if at least three shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing at least one-third (1/3) of our voting power. If a quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, time and place), or to a day, time and place determined by the Chairman of the Meeting. At such adjourned meeting the presence of any two shareholders in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner attends the Meeting but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular proposal and has not received instructions from the beneficial owner. It is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares if the shareholder wants its shares to count towards the vote on a particular proposal.

Majority Required for Approval of Each of the Proposals

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of each of the proposals. Apart from the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote. Abstentions are not treated as a vote “FOR” or a vote “AGAINST” a proposal and therefore have no impact as to whether a given proposal is approved or not.

In addition to the simple majority required for the approval of all proposals, the approval of the renewal of an updated version of our Compensation Policy pursuant to Proposal 2 also requires that either of the following conditions be met:

•

the majority voted in favor of that renewal of the Compensation Policy includes at least a majority of the votes of non-controlling shareholders who also lack a conflict of interest (referred to as a “personal interest” under the Companies Law) in the approval of that renewal that are voted thereon (not including abstentions); or

•

the total number of votes of such non-controlling, non-conflicted shareholders voted against the renewal of the Compensation Policy does not exceed two percent (2%) of the aggregate voting rights in the Company.

A “controlling shareholder” is any shareholder that has the ability to direct a company’s activities (other than by means of being a director or office holder of the company). A shareholder is presumed to be a controlling shareholder if the shareholder “holds” (within the meaning of the Companies Law) 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its general manager (that is, its chief executive officer).

Sun Pharma and certain of its affiliates have indicated to the Company that they believe that they collectively constitute a controlling shareholder. Consequently, for the purposes of Proposal 2, the shares owned or controlled by them (or by entities under their control) will not be counted among the votes of the non-controlling, non-conflicted shareholders.

A “personal interest” of a shareholder under the Companies Law (a) includes an interest of any members of the shareholder’s immediate family (or spouses thereof) or an interest of a company with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or has the right to appoint a director or the chief executive officer; and (b) excludes an interest arising solely from the ownership of ordinary shares of the Company. In determining whether a vote cast by proxy is disinterested, the “personal interest” of the proxy holder is also considered and will cause that vote to be excluded from the disinterested vote, even if the shareholder granting the proxy does not have a personal interest in the matter being voted upon.

Controlling shareholders and shareholders that have a conflict of interest are qualified to participate in the vote on Proposal 2; however, the vote of such shareholders will not be counted towards or against the special majority described in the first bullet point above and, if voted against Proposal 2, will not count towards the 2% threshold described in the second bullet point above.

A shareholder must inform our Company before the vote (or if voting by proxy or voting instruction form, indicate on the proxy card or voting instruction form) whether or not such shareholder has a conflict of interest in the approval of the renewal of our Compensation Policy pursuant to Proposal 2. Failure to so inform us disqualifies that shareholder from participating in the vote on the renewal of our Compensation Policy. In order to confirm that you lack a conflict of interest in the renewal of our Compensation Policy and in order to therefore be counted towards or against the special majority required for approval of the renewal, you must check the box “FOR” Item 2A on the accompanying proxy card or voting instruction form when you record your vote or voting instruction on Proposal 2.

If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote for or against the renewal of our Compensation Policy under Proposal 2, you should check the box “AGAINST” Item 2A on the enclosed proxy card or voting instruction form. In that case, your vote will be counted towards or against the ordinary majority required for the approval of Proposal 2, but will not be counted towards or against the special majority required for approval of that proposal. If you do not check the box either “FOR” or “AGAINST” Item 2A on your proxy card or voting instruction form (whether physical or electronic), your vote on Proposal 2 will not be counted at all.

How You Can Vote

Shareholders of Record

If you are a shareholder of record, that is, your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC, these proxy materials are being sent directly to you by our transfer agent. You can vote your shares by any of the following alternative means: completing and signing a proxy card; recording your vote over the Internet (at the website www.voteproxy.com) by following the instructions at that website; or attending the Meeting (if permitted). If you vote via the proxy card that has been mailed to you, please be certain to complete, sign and return it in the envelope that was enclosed with it. We will not be able to count a proxy card unless we receive it at our registered Israeli offices at 14 Hakitor Street, PO Box 10347, Haifa Bay, 2624761, Israel, by 4:00 a.m., Israeli time on December 14, 2020, or our registrar and transfer agent receives it in the enclosed envelope, not later than 11:59 p.m. EST on December 13, 2020. An earlier deadline may apply to Internet voting.

Shareholders Holding in “Street Name”

If your ordinary shares are held in a brokerage account or by a trustee or nominee, you are considered to be the beneficial owner of shares held in “street name,” and these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. Please follow the enclosed instructions to direct your broker, trustee or nominee how to vote your shares, including providing voting instructions through the Internet (at the website www.voteproxy.com). All voting instructions should be submitted by 11:59 p.m. EST on December 13, 2020, (or such earlier deadline as may be indicated in the information that you receive) in order to be counted towards the tally of ordinary shares voted at the Meeting. Alternatively, if you wish to attend the Meeting and vote in person (to the extent permitted), you must obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting, along with an account statement showing that you owned your ordinary shares at or about the record date.

Various Voting Scenarios

If you are a shareholder of record and provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions with respect to a particular proposal, your shares will be voted in favor of the proposal, in accordance with the recommendation of the Board (assuming, in the case of Proposal 2, that you have indicated “FOR” or “AGAINST” in Item 2A, thereby confirming whether you have a conflict of interest concerning that proposal or are a controlling shareholder). However, if you are a beneficial owner of shares and do not specify how you want to vote on your voting instruction form, your broker will not be permitted to instruct the record shareholder of your shares to cast a vote with respect to that proposal (commonly referred to as a “broker non-vote”). Brokers that hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. The only proposal on the Meeting agenda that may be considered routine is Proposal 3 relating to the reappointment of the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2021; however, we cannot be certain whether this will be treated as a routine matter since our Proxy Statement is prepared in compliance with the Companies Law, rather than the rules applicable to domestic U.S. reporting companies. Absent specific instructions from the beneficial owner of the shares, brokers are not allowed to exercise their voting discretion, among other things, with respect to the election of directors. In that circumstance, the shares held by you will be included in determining the presence of a quorum at the Meeting, but are not considered “present” for the purpose of voting on any proposal. Such shares have no impact on the outcome of the voting on such proposal. If your shares of record are held by a bank, broker, or other nominee, we urge you to give instructions to your bank, broker, or other nominee as to how your shares should be voted so that you thereby participate in the voting on these important matters. If you sign and return your proxy card or voting instruction form, the persons named as proxies will vote in their discretion on any other matters that properly come before the Meeting.

Revocation or Change of a Proxy or Voting Instructions

Shares Held by Record Shareholders

If you a record shareholder, any proxy that you give pursuant to this solicitation may be revoked or changed by you at any time before it is voted. Proxies may be revoked or changed in one of several ways:

you can send a written notice stating that you would like to revoke your proxy, which notice must be received in our Israeli offices at least six hours prior to the time set for beginning the Meeting (i.e., by 4:00 a.m., Israeli time, on December 14, 2020);

you can complete and submit a new proxy card dated later than the first proxy card, which must be received no later than the deadline applicable to a notice of revocation, as described above;

if you voted by Internet, you can submit your revised vote via the Internet; or

you can attend the Meeting (to the extent permitted to do so), and file a written notice of revocation or make an oral notice of revocation of your proxy with the chairman of the Meeting and then vote in person. Your attendance at the Meeting will not revoke your proxy in and of itself.

Any written notice of revocation or subsequent proxy submitted to us in advance of the Meeting as described above should be delivered to our Israeli offices, located at 14 Hakitor Street, PO Box 10347, Haifa Bay, 2624761, Israel, Attention: Ohad Rosner, Senior Counsel - Israeli Operations, Director, or hand-delivered to the chairman of the Meeting at or before the taking of the vote at the Meeting.

Shares Held in Street Name

If your shares are held on the New York Stock Exchange via a stock brokerage account or by a bank or other nominee, in order to change your voting instructions, you should follow the directions from your broker, bank or other nominee to change those instructions, or contact your broker, bank or other nominee.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about November 10, 2020. Certain officers, directors and employees, of the Company, none of whom will receive additional compensation therefor, may solicit proxies by email or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

We have retained MacKenzie Partners, Inc., a proxy solicitation firm, to perform various solicitation services in connection with the Meeting. We will pay MacKenzie Partners a customary fee, plus phone and other related expenses, in connection with its solicitation services. MacKenzie Partners has engaged certain of its employees to assist us in connection with the solicitation of proxies.

Voting Results

We will tally the final voting results based on the information provided by our transfer agent, and will publish the overall results of the Meeting following the Meeting in a Report of Foreign Private Issuer on Form 6-K that we will furnish to the U.S. Securities and Exchange Commission (the “SEC”).

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available in the “Investor Relations” portion of our Company’s website, at http://www.taro.com. The contents of that website are not a part of this Proxy Statement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of October 15, 2020 by:

■	each person or entity known by us to own beneficially 5% or more of our outstanding shares;

■	each of our directors and executive officers individually; and

■	all of our executive officers and directors as a group.

The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership (whether as of October 15, 2020, or whether due to the right to have that power or benefit within 60 days thereafter). The percentage of shares beneficially owned shown below is based on 38,258,077 ordinary shares outstanding as of October 15, 2020.

Except where otherwise indicated, we believe, based on information furnished to us by such owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares.

Unless otherwise noted below, each beneficial holder's address is c/o Taro Pharmaceutical Industries Ltd., 14 Hakitor Street, PO Box 10347, Haifa Bay, 2624761, Israel.

Name	Number of Ordinary Shares	Percentage of Outstanding Ordinary Shares
Sun Pharmaceuticals Industries Ltd. (1)	29,497,813	77.10%
Dilip Shanghvi (2)	—	0.00%
Abhay Gandhi	—	0.00%
Sudhir Valia (3)	—	0.00%
Uday Baldota	—	0.00%
Linda Benshoshan	—	0.00%
Robert Stein, M.D., Ph.D.	—	0.00%
Dov Pekelman	—	0.00%
James Kedrowski	—	0.00%
Daphne Huang	—	0.00%
Erik Zwicker	—	0.00%
Avi Avramoff, Ph.D.	—	0.00%
Itamar Karsenti	—	0.00%
Michele Visosky	*	*
Jayesh Shah	—	0.00%
Ori Gutwerg	—	0.00%
Total for all directors and officers (15 persons) listed above, as a group	*	*

* Less than 0.01%.

(1)	As reported on the Schedule 13D/A filed by Sun Pharma on November 27, 2013.
(2)

Dilip Shanghvi, as the Managing Director of Sun Pharma’s board of directors and along with entities controlled by him and members of his family, control 54.7% of Sun Pharma. As of October 15, 2020, Sun Pharma and its affiliates owned 77.1% of our outstanding ordinary shares.

(3)	Sudhir Valia is also a director of Sun Pharma. As of October 15, 2020, Sun Pharma and its affiliates owned 77.1% of our outstanding ordinary shares.

The following table sets forth certain information regarding the ownership of our founders’ shares as of October 15, 2020. The percentage of ownership is based on 2,600 founders’ shares outstanding as of October 15, 2020.

Name	Number of Founders’ Shares	Percentage of Outstanding Founders’ Shares
Alkaloida Chemical Company Exclusive Group Ltd.(1)	2,600	100.00%

(1)

Alkaloida Chemical Company Exclusive Group Ltd. (“Alkaloida”), a subsidiary of Sun Pharma, owns all 2,600 of our outstanding founders’ shares and is entitled to exercise one-third of the total voting power in our Company regardless of the number of ordinary shares then outstanding. As a result of the control that may be deemed to be held by Alkaloida, each of Dilip Shanghvi and Sudhir Valia may be deemed to beneficially own the founders’ shares held by Alkaloida. Each of Mr. Shanghvi and Mr. Valia disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

OFFICE HOLDER COMPENSATION IN FISCAL YEAR ENDED MARCH 31, 2020

Under the Companies Law regulations, we are required to disclose the compensation of our five most highly compensated senior office holders (as defined in the Companies Law) on an individual basis in the notice of our annual general shareholder meeting or in an accompanying document (such as this Proxy Statement).

The table below outlines the compensation earned by our five most highly compensated senior office holders during or with respect to the fiscal year ended March 31, 2020, in the disclosure format of Regulation 21 of the Israeli

Securities Regulations (Periodic and Immediate Reports), 1970. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the footnotes below, and in accordance with the above mentioned securities regulations, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation.

Summary Compensation Table

Information Regarding the Covered Executive(1)

(U.S. dollars)

Name and Principal Position(2)	Base Compensation(3)	Benefits and Perquisites(4)	Variable compensation(5)	Equity-Based Compensation	Total
Dilip Shanghvi	919,665	—	1,095,756	—	2,015,421
Uday Baldota	839,881	189,466	790,492	—	1,819,838
Sudhir Valia	471,104	—	529,327	—	1,000,431
Avi Avramoff	380,139	120,595	183,045	—	683,779
Ori Gutwerg	370,000	31,553	150,985	—	552,538

(1)

All amounts reported in the table represent amounts recorded in the Company’s financial statements, which in some instances is a portion of the Covered Executive’s compensation, as more fully described in the footnotes below. Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate during the fiscal year ended March 31, 2020.

(2)

Mr. Dilip Shanghvi and Mr. Sudhir Valia are directors of Taro. Mr. Uday Baldota is a full-time employee of Taro and CEO and Director.  Mr. Avi Avramoff is a full-time employee of Taro and Vice President, R&D. Mr. Ori Gutwerg is a full-time employee of Taro and Vice President, Head of U.S. Generics Rx.

(3)

As As approved by our Board of Directors and Compensation Committee, Mr. Shanghvi’s base compensation consists of USD 869,648 of management fees, USD 42,206 of statutory director fees and USD 7,811 of board meeting fees. Similarly, Mr. Valia’s base compensation consists of USD 420,102 of management fees, USD 42,206 of statutory director fees and USD 8,796 of board meeting fees.

(4)

Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the Covered Executive, payments, contributions and/or allocations for savings funds, pension, severance, vacation, car or car allowance, medical insurances and benefits, risk insurances (e.g., life, disability, accident), convalescence pay, payments for social security, tax gross-up payments, rent assistance, and other benefits and perquisites consistent with Taro’s guidelines.

(5)	Amounts reported in this column represent short and long-term performance based bonuses that were earned during the fiscal year ended March 31, 2020, subject to vesting.

Additional Information Regarding Our Board AND Corporate Governance

Item 6.C (“Board Practices”) of our Annual Report on Form 20-F for the year ended March 31, 2020, which we filed with the SEC on June 19, 2020 (which we refer to as our 2020 Form 20-F), contains information regarding our Board, its committees and our corporate governance practices. We encourage you to review those portions of our 2020 Form 20-F (which we incorporate by reference herein) to obtain additional information.

PROPOSAL 1

RE-ELECTION OF DIRECTORS

Background

Under the Companies Law and our Articles of Association, the directors of the Company (other than the External Directors, who serve three-year terms pursuant to the requirements of the Companies Law) are elected at each annual general meeting of shareholders. The elected directors commence their terms from the close of the annual general meeting at which they are elected and serve in office until the close of the next annual general meeting, unless such directorship is earlier vacated in accordance with the provisions of any applicable law or regulation or under our Articles of Association.

At the Annual General Meeting, it is intended that proxies (other than those directing the proxy holders to vote against the listed nominees, or to abstain) will be voted for the re-election, as directors of the Company, of the six nominees named below who shall hold office from the close of the Annual General Meeting until the close of the next annual general meeting of shareholders, unless any such director’s office is earlier vacated in accordance with the provisions of any applicable law or under our Articles of Association. The director nominees will be entitled to the remuneration approved for them by the compensation committee and the Board of Directors in accordance with the Compensation Policy approved by the shareholders at the 2018 annual general meeting.

The list of the nominees, all of whom are currently directors, is as follows:

1.	Dilip Shanghvi
2.	Abhay Gandhi
3.	Sudhir Valia
4.	Uday Baldota
5.	James Kedrowski
6.	Dov Pekelman

The Companies Law requires that a person will not be elected and will not serve as a director in a public company if he or she does not have the required qualifications and the ability to dedicate an appropriate amount of time for the performance of his or her position as director of the company, taking into consideration, among other factors, the special needs and size of the company. The election of a director nominee at a general shareholders meeting of a public company may not be proposed unless the nominee has declared to the company, inter alia, that he or she complies with the above-mentioned requirements and details of his or her applicable qualifications are provided.

Each of the proposed nominees has declared to the Company that he complies with the required qualifications under the Companies Law for election as a member of the Board of Directors of the Company, detailing his applicable qualifications, and that he is capable of dedicating the appropriate amount of time for the performance of his or her role as a member of the Board of Directors of the Company. Copies of the declarations of the director nominees are available for inspection at the Company’s offices in Haifa Bay, Israel.

Biographical Information for Director Nominees

The following information is supplied with respect to each nominee for re-election to the Board of Directors pursuant to this Proposal 1 and is based upon the records of the Company and information provided to it by the nominees:

Dilip Shanghvi became the Chairman of the Taro Board in August 2013, after previously serving as Director and Chairman from September 2010 to April 2012.  He is the founder and Managing Director of Sun Pharma and has extensive industrial experience in the pharmaceutical industry.  A first generation entrepreneur, Mr. Shanghvi has won numerous awards and recognitions, including the 2017 Entrepreneur of the Year Award from AIMA (All India Management Association), the 2016 PADMA SHRI (Fourth Highest Civilian Award in the Republic of India) from the Government of India and the 2016 NDTV Business Leadership Award (Pharmaceutical), as well as various other awards including, the Forbes Entrepreneur of the Year award in 2014, Outstanding Business Leader of the Year from CNBC TV18 in 2014, the Economic Times’ Business Leader of the Year Award in 2014, the JRD TATA Corporate Leadership Award AIMA (All India Association) in 2014, CNN IBN’s Indian of the Year (Business) in 2012, Business India’s Businessman of the Year in 2012 and Ernst and Young’s World Entrepreneur of the Year in 2011.  He has also been awarded the Entrepreneur of the Year, Ernst and Young in 2010, CNBC TV 18’s First Generation Entrepreneur of the Year in 2007 and Entrepreneur of the Year (Healthcare and Life Sciences), Ernst and Young in 2005.  A prestigious non-profit management association of India, Indore Management Association (IMA), presented Mr. Shanghvi with the IMA Lifetime Outstanding Achievement Award in 2018.  Tel Aviv University, Israel’s largest and most comprehensive institution of higher learning, granted Mr. Shanghvi an honorary doctorate in 2019.  Chemtech Foundation presented Mr. Shanghvi with the “Lifetime Achievement” - Chemtech CEO Leadership & Excellence Award for 2019.  Mr. Shanghvi is a Director of various companies, including Shantilal Shanghvi Foundation and is also the Chairman and Managing Director of Sun Pharma Advanced Research Company Ltd.

Abhay Gandhi became a Director in December 2016 and Vice Chairman of the Taro Board in February 2017. Mr. Gandhi has served as Chief Executive Officer of Sun Pharmaceutical Industries, Inc. since November 2016.  Mr. Gandhi also served as Interim Chief Executive Officer of Taro from November 2017 until Mr. Uday Baldota’s assumption of these duties in August 2017.  Prior to joining Sun Pharmaceuticals, Mr. Gandhi served as a Director starting in November 2014, and as the CEO – India Subcontinent, of Sun Pharmaceutical Laboratories Ltd. (“SPLL”) starting in November 2013, where he was responsible for domestic operations of the business as well as certain international markets, including sales & marketing, integration efforts, business development, portfolio management and other allied functions.  Prior to that appointment, Mr. Gandhi was President – India Subcontinent of SPLL from March 2012 to November 2013, Executive Vice President – International Marketing from April 2007 to March 2012 and has served in various other positions within the Sun Pharma organization for over 20 years.  Prior to joining Sun Pharma, Mr. Gandhi held positions at Boehringer Mannheim Gmbh, and Nestle India Ltd.  From 2013 to 2015, he was a Member of the Executive Committee of the Indian Drug Manufacturers Association (IDMA) and a Member of the Confederation of Indian Industry (CII) National Committee on Drugs and Pharmaceuticals from 2013 to 2014.  Mr. Gandhi holds a Bachelor of Science and a Masters in Marketing Management from the University of Mumbai, and a Diploma in Business Management from the Institute of Chartered Financial Analysts of India (ICFAI University).

Sudhir Valia became a member of the Taro Board in September 2010.  Mr. Valia joined Sun Pharma as a director in January 1994 and was a whole-time director until May 2019. He is now a non-executive director of Sun Pharma.  Mr. Valia is the recipient of the CNBC TV 18’s CFO Awards for best performing CFO in the Pharma/Healthcare sector in 2012, 2009 and 2006.  He also received the “Adivasi Sevak Puraskar” award from the Government of Maharashtra in 2008-2009.  Prior to joining Sun Pharma, Mr. Valia was a chartered accountant in private practice.  Mr. Valia is a Director of various companies, including Shantilal Shanghvi Foundation and Sun Pharma Advanced Research Company Ltd.  Mr. Valia is a qualified chartered accountant in India.

Uday Baldota became a member of the Taro Board in December 2016 and assumed the role of Chief Executive Officer in August 2017.  He continues as a member of the global Core Management Team of Sun Pharma.  Mr. Baldota was formerly Executive Vice President & Chief Financial Officer of Sun Pharma.  He led their global Finance function from June 2012 and was designated as the Chief Financial Officer in August 2014.  From June 2005 to May 2012, Mr. Baldota served in various leadership positions as a Vice President and later Senior Vice President reporting to the Chairman and Managing Director of Sun Pharma.  Mr. Baldota’s areas of responsibility over his tenure at Sun Pharma have included accounting, M&A, business finance, tax, treasury, insurance, controllership, legal, corporate secretarial, corporate communication and internal audit.  Mr. Baldota was the Vice President Purchasing of Lafarge India Limited from March 2003 to June 2005 and served as its Head of Information Technology from November 1999 to March 2003.  Prior to that, Mr. Baldota served in various IT and marketing roles with Sun Pharma between May 1995 and November 1999.  Mr. Baldota earned a Bachelor of Technology in Chemical Engineering from Indian Institute of Technology, Delhi, and a Masters of Business Administration from the Indian Institute of Management, Ahmedabad.

James Kedrowski became a member of the Taro Board in May 2011.  In addition, Mr. Kedrowski served as the Company’s Interim Chief Executive Officer from October 2010 until August 2013.  Mr. Kedrowski was with Chattem Chemicals, Inc., an indirect subsidiary of Sun Pharma since 1997 and served as its President.  Mr. Kedrowski’s prior experience includes over 20 years with Alcoa Inc., starting in sales, then purchasing roles culminating as senior purchasing agent for all chemicals, energy, and carbon.  Subsequently, Mr. Kedrowski was in progressive P&L business management positions in the United States before heading to Tokyo for four years of international experience running Alcoa’s Industrial Chemicals business in Asia.  Mr. Kedrowski then returned to the United States as Operational Vice President for seven North American Industrial Chemicals plants.

Dov Pekelman became a member of the Taro Board and audit committee in August 2011, Chairman of the Special Committee in November 2011 (disbanded in February 2013), the Stock Option Committee in March 2012 (disbanded in January 2015) and the Compensation Committee in February 2013.  Professor Pekelman is currently a major shareholder of Atera Networks Ltd. and a board member of Mapi Pharma, Ltd.  He serves as Dean of the Business School at the Interdisciplinary Center (IDC), Herzliya, Israel, and is Chairman of the IDC Corporation, the center’s economic arm. Professor Pekelman served as a senior consultant to Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) from 1985 to 2008 and also founded and ran a leading, Israeli-based management-consulting firm, P.O.C. Ltd. Professor Pekelman served on the Board of Directors of several large industrial corporations, including Enzymotec (NASDAQ:ENZY), Koor Industries Ltd. (TASE: KOR) and served for 22 years on the Board of Directors of Makhteshim Agan Industries Ltd. (TASE: MAIN).  Professor Pekelman was also a member of the advisory committee of the Bank of Israel.  He holds a Ph.D. from the University of Chicago and a B.S. from the Technion, Israeli Institute of Technology. Professor Pekelman is a published author writing on various aspects of business operations.

Proposed Resolutions

The Board of Directors will present the following resolutions at the Annual General Meeting pursuant to Proposal 1:

“RESOLVED, that Dilip Shanghvi be, and hereby is, re-elected to serve as director of the Company until the close of the next annual general meeting of shareholders.”

“RESOLVED, that Abhay Gandhi be, and hereby is, re-elected to serve as director of the Company until the close of the next annual general meeting of shareholders.”

“RESOLVED, that Sudhir Valia be, and hereby is, re-elected to serve as director of the Company until the close of the next annual general meeting of shareholders.”

“RESOLVED, that Uday Baldota be, and hereby is, re-elected to serve as director of the Company until the close of the next annual general meeting of shareholders.”

“RESOLVED, that James Kedrowski be, and hereby is, re-elected to serve as director of the Company until the close of the next annual general meeting of shareholders.”

“RESOLVED, that Dov Pekelman be, and hereby is, re-elected to serve as director of the Company until the close of the next annual general meeting of shareholders.”

Required Majority

In order to approve each above resolution pursuant to Proposal 1, the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) is required.

Board Recommendation

The Board of Directors unanimously recommends a vote FOR the re-election of each of the proposed nominees under Proposal 1.

PROPOSAL 2

APPROVAL OF RENEWAL OF UPDATED OFFICERS COMPENSATION POLICY THAT (I) MAINTAINS COMPENSATORY TERMS AND (II) ADDS (X) AGGREGATE D&O INSURANCE COVERAGE LEVEL LIMIT

OF $100 MILLION AND (Y) REQUIREMENT THAT D&O INSURANCE PREMIUMS AND DEDUCTIBLES BE CONSISTENT WITH MARKET TERMS

Background

Under the Companies Law, the board of directors of an Israeli public company is required to establish a compensation policy regarding the terms of engagement of office holders. The term “office holders,” as defined in the Companies Law, includes directors and most executive officers. At our Company, the following directors and officers are considered our office holders:

Dilip Shanghvi                         Director and Chairman of the Board

Abhay Gandhi                          Director and Vice Chairman of the Board

Sudhir Valia                             Director

Uday Baldota                           Director and Chief Executive Officer

Linda Benshoshan                    Director and Chairwoman of the Audit Committee

Robert Stein, M.D., Ph.D.        Director

Dov Pekelman                          Director and Chairman of the Social Responsibility Committee

James Kedrowski                     Director

Daphne Huang                         Vice President, Chief Financial Officer and Chief Accounting Officer

Erik Zwicker                            Vice President, General Counsel and Secretary

Avi Avramoff, Ph.D.               Vice President, Head of R&D

Itamar Karsenti                        Vice President, Head of Operations

Michele Visosky                      Vice President, Head of Human Resources

Jayesh Shah                              Head of Procurement

Ori Gutwerg                             Vice President, Head of U.S. Generics Rx

The current version of our Compensation Policy was effective as of April 1, 2018 and was approved by our shareholders at our 2018 annual general meeting of shareholders on December 19, 2018, upon the recommendation of our Compensation Committee and the approval and recommendation of our Board. The text of the entire Compensation Policy served as Annex A to the proxy statement for that shareholders meeting, and can be viewed at the following link: https://www.sec.gov/Archives/edgar/data/906338/000115752318002340/a51895426.htm.

Under the Companies Law, our Compensation Policy must be reviewed by the compensation committee of our Board, and by our Board, from time to time. In addition, the compensation committee, followed by the Board (based on the recommendation of the compensation committee), followed by our shareholders, are each required to re-approve and re-adopt our Compensation Policy once every three years. Therefore, our current Compensation Policy requires re-adoption by our shareholders on or prior to April 1, 2021. Because we do not anticipate holding our 2021 annual general meeting of shareholders prior to that time, we have determined to re-adopt our Compensation Policy at the upcoming Meeting.

Our compensation committee and Board reviewed our Compensation Policy during the period leading up to the convening of the Meeting. Based on that review, the compensation committee and the Board determined that they would like to maintain in unaltered form, for an additional three years, the detailed existing compensation arrangements for our office holders, as approved by our shareholders previously and as embedded in the current Compensation Policy.

In their review, and as advised by our external Israeli counsel, our compensation committee and Board also took note of a provision that may be added to the Compensation Policy. This provision has been relied upon by a growing number of Israeli public companies such as ours whose shares are traded in the United States. Under the Companies Law regulations, if a compensation policy contains detailed parameters regarding D&O insurance coverage to which a company’s officers and directors are entitled, and that compensation policy is approved by the company’s shareholders, the company may subsequently modify the terms of its actual D&O insurance coverage within the parameters stated based on the approval of the compensation committee without the need for board or shareholder approval. That leniency is conditioned on the Compensation Committee’s determination that the actual coverage is on market terms and is not expected to materially impact a company’s profitability, assets or liabilities.

In order to avail ourselves of that Companies Law provision, we need to include the overall coverage level limit under our D&O insurance policies in the text of our Compensation Policy that is being renewed. We are proposing to continue to set that coverage limit at the same $100 million of aggregate coverage previously set, which may be comprised of variable amounts of D&O insurance, Side A - DIC insurance or other types of D&O insurance. As to the other terms of D&O insurance coverage— specifically, the parameters for maximum D&O insurance premium levels and maximum deductible levels— we seek to avail ourselves of an additional leniency, which was recently announced by the Israeli Securities Authority (the “ISA”). Under the ISA’s guidance, when we include details regarding our D&O insurance policy in our Compensation Policy, we will not need to fix quantitative limitations on premiums and deductibles that may be paid by our Company under such policy. Instead, we may provide that such premiums and deductibles be consistent with market terms and not material to our Company, as to be confirmed by our Compensation Committee. If our compensation committee makes that confirmation, our shareholders will no longer need to approve maximum levels of annual premiums or deductibles as part of their approval of the renewal of our D&O insurance policy.

As a result of our implementation of the above-described provisions (assuming that our shareholders approve this Proposal 2), our renewed Compensation Policy will state the maximum D&O coverage level for all D&O policies combined, which will be $100 million of aggregate coverage, and will not specify premium or deductible levels for that coverage.

The text of our renewed Compensation Policy is set forth in its entirety as Annex A to this Proxy Statement. Text that has been added to, or modified in, the existing Compensation Policy appears as red text. We urge you to review Annex A in its entirety for the complete text of the renewed Compensation Policy.

Proposed Resolution

“RESOLVED, that, in compliance with the requirements of the Israeli Companies Law, 5759—1999, the updated Taro Pharmaceutical Industries Ltd. Compensation Policy for Office Holders, dated December 14, 2020, in the form attached as Annex A to the proxy statement with respect to the 2020 Annual General Meeting of Shareholders, and as previously approved by the Board at the recommendation of the compensation committee, be, and the same hereby is, renewed, approved and adopted in all respects.”

Required Vote

As described above (under “Majority Required for Approval of Each of the Proposals”), the approval of the renewal of our updated Compensation Policy under this Proposal 2 requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a majority of the votes cast with respect to this proposal.  Furthermore, under the Companies Law, the approval of this proposal requires that either: (i) the foregoing ordinary majority includes at least a majority of the voting power of non-controlling shareholders who lack a conflict of interest in approval of this proposal and who are present in person or by proxy and who vote on this proposal (excluding abstentions and broker non-votes); or (ii) the total votes cast in opposition to the proposal by the non-controlling, non-conflicted shareholders (as described in clause (i)) does not exceed 2% of all of the voting power in our Company.

Please see the description under “Majority Required for Approval of Each of the Proposals” concerning the requirement to check the box “FOR” in Item 2A of your proxy card or voting instruction form to confirm that you are not a controlling shareholder and that you lack a conflict of interest in the approval of Proposal 2 in order to enable your vote to be counted towards or against the special majority required for its approval. If you or a related party of yours is a controlling shareholder or possesses a conflict of interest, please check the box “AGAINST” in Item 2A, in which case your vote will count towards or against the ordinary majority required for approval of Proposal 2 but will not count towards or against the special majority required for its approval. If you do not complete Item 2A, your vote will not be counted at all on Proposal 2.

Sun Pharma and certain affiliates have indicated to the Company that they believe that they collectively constitute a controlling shareholder. Therefore, the shares owned or controlled by them (or by entities under their control) will not be counted among the votes of the non-controlling, non-conflicted shareholders for purposes of Proposal 2.

Board Recommendation

The Board unanimously recommends a vote FOR the foregoing resolution approving the renewal of our updated Compensation Policy.

PROPOSAL 3

RE-APPOINTMENT OF INDEPENDENT AUDITORS

Background

Ziv Haft, Certified Public Accountants (Israel), a member firm of BDO (“Ziv Haft”), has been nominated and approved by the Board of Directors and the Audit Committee for re-appointment as the Company's independent auditors for the fiscal year ending March 31, 2021, and for the additional period until the close of the annual general meeting of the shareholders of the Company that follows the Meeting. The shareholders at the Meeting are requested to approve such auditors’ re-appointment and authorize their remuneration, to be fixed, in accordance with the volume and nature of their services, by the Audit Committee and the Board of Directors.

We paid the following fees for professional services rendered by Ziv Haft for the years ended March 31, 2020 and 2019, respectively.

	Year ended	Year ended
	March 31, 2020	March 31, 2019
	(in millions)
Audit fees	$0.70	$0.69
Tax fees	0.03	0.03
Other fees	0.03	0.04
Total	$0.76	$0.76

The audit fees for the years ended March 31, 2020 and 2019, respectively, represent fees for professional services rendered for the audits of our annual consolidated financial statements, statutory or regulatory audits of us and our subsidiaries, consents and assistance with review of documents filed with the SEC. All services provided by the Company’s independent auditors, including those set forth in the table above, were approved by the audit committee of the Board.

Tax fees represent fees for professional services related to tax compliance, including the preparation of tax returns and claims for refund, and tax planning and tax advice, including assistance with tax audits and appeals, tax services for employee benefit plans and assistance with respect to requests for rulings from tax authorities.

Other fees represent fees for additional professional services performed for certain legal entities.

Policy on Pre-Approval of Audit and Non-Audit Services of Independent Auditors

Our Audit Committee is responsible for the oversight of our independent auditors’ work. The audit committee’s policy is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, Ziv Haft. These services may include audit services, audit-related services, tax services and other services, as further described below. The audit committee sets forth the basis for its pre-approval in detail, listing the particular services or categories of services that are pre-approved, and setting forth a specific budget for such services. Additional services may be pre-approved by the audit committee on an individual basis. Once services have been pre-approved, Ziv Haft and our management then report to the Audit Committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed.

Proposed Resolution

The Board of Directors will present the following resolution at the Annual General Meeting:

“RESOLVED, that the Company’s independent auditors, Ziv Haft, Certified Public Accountants (Israel), a member firm of BDO, be, and hereby are, re-appointed as the Company’s independent auditors for the fiscal year ending March 31, 2021, and for the additional period until the close of the next annual general meeting of the shareholders of the Company, and that their remuneration is hereby authorized to be fixed, in accordance with the volume and nature of their services, by the audit committee and the Board of Directors.”

Required Majority

In order to approve the above resolution pursuant to Proposal 3, the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) is required.

Board Recommendation

The Board of Directors unanimously recommends a vote FOR the reappointment of BDO Israel as described above.

REVIEW AND DISCUSSION OF AUDITOR’S REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

The Board of Directors has approved, and is presenting to the shareholders for discussion at the Meeting, the Company’s annual consolidated balance sheet as of March 31, 2020, the consolidated statements of income for the fiscal year then ended, and the auditor’s report thereon, all of which are included in our Annual Report on Form 20-F for our fiscal year ended March 31, 2020, which we filed with the SEC on June 19, 2020. That annual report can be accessed at http://www.taro.com and through the EDGAR website of the SEC at www.sec.gov. None of the auditor’s report, consolidated financial statements, the Form 20-F or the contents of our website form part of the proxy solicitation material.

ADDITIONAL INFORMATION

The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580 Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

BY ORDER OF THE BOARD OF DIRECTORS,

/s/ Dilip Shanghvi

Dilip Shanghvi

Chairman of the Board of Directors

Dated:  November 4, 2020

Annex A

Taro Pharmaceutical Industries Ltd.

Compensation Policy for Office Holders

~~Effective as of April 1, 2018~~

(effective December 14, 2020)

1. Introduction and Establishment

1.1 Taro Pharmaceutical Industries Ltd. (hereinafter: “Taro” or the “Company”) is a multinational, science-based pharmaceutical company, operating primarily in the United States, Canada and Israel, through three entities: (i) Taro Israel, and two of its subsidiaries, (ii) Taro Pharmaceuticals Inc. (Taro’s indirect Canadian subsidiary) and (iii) Taro Pharmaceuticals U.S.A., Inc. (Taro’s U.S. subsidiary). Operating in an intensely competitive pharmaceutical industry, the Company develops, manufactures and markets generic and branded prescription and over-the-counter pharmaceutical products. Taro competes with the original manufacturers of the brand-name, other generic drug manufacturers and manufacturers of new drugs that may compete with the Company’s generic drugs. Many of Taro’s competitors have greater financial, production and research and development resources, substantially larger sales and marketing organizations, and substantially greater name recognition. Because the pharmaceutical industry in which Taro operates is science based, it is imperative that Taro attract and retain qualified personnel, including management personnel, in order to develop new products and compete effectively. The Company’s compensation practices are therefore aimed at retaining key personnel, including management members.

1.2 Taro’s 2020 ~~2018~~ Compensation Policy for Office Holders (this “Compensation Policy” or this “Policy”) is set forth in this document.  Upon approval at the 2020 ~~2018~~ Annual General Meeting of Shareholders, the Policy will become ~~retroactively~~ effective as of December 14, 2020 ~~April 1, 2018~~ (the “Effective Date”) and will remain in effect for a maximum period of three years from the Effective Date, as provided under the Israeli Companies Law, 5759-1999 (the “Companies Law”), unless terminated earlier by the Company’s board of directors (the “Board”).

2. Purpose

2.1 The Compensation Policy seeks to promote the Company’s objectives and its short and long term business plans, and create appropriate incentives for the Company’s Office Holders (as defined in Section 3.1), by:

2.1.1 Linking pay to performance, thereby aligning the Office Holders’ interests with those of the Company and its stakeholders;

2.1.2 Acting to ensure that the Office Holders are aligned in achieving the Company’s short and long term financial and strategic objectives; and

2.1.3 Enabling the Company to attract, retain, reward and motivate highly skilled Office Holders.

3. Applicability

3.1 The Compensation Policy shall apply to any “Office Holder”, as defined under the Companies Law (each, an “Office Holder”), consisting of the following: a Director, the chief executive officer, an executive or senior vice president, a vice president, any person fulfilling or assuming any of the foregoing positions without regard to such person’s title and any manager who is directly subordinate to the chief executive officer. As of the adoption of this Policy, in addition to the seven non-employee members of our Board, the Company considers an additional sixteen individuals to be Office Holders, subject to change based on the approval of the compensation committee of the Board (the “Compensation Committee” or “Committee”) and the Board in the event of any Company organizational structure change.

3.2 The Compensation Policy is intended to apply to the Office Holders serving in the Company at the date of its entry into force and all Office Holders who will commence their service with the Company while the Policy is in effect.

3.3 For clarity, Section 6 of this Compensation Policy is intended to apply to all Officer Holders other than non-management Directors (each, a “Management Office Holder”) and Section 8 of this Compensation Policy is intended to apply to all Officer Holders that are non-management Directors (each, a “Non-Management Director”).  The chief executive officer of the Company is intended to be Management Officer Holder and not a Non-Management Director as referenced above, whether or not a director of the Company.

4. Principles of the Compensation Policy

4.1 The Company has established this Compensation Policy in accordance with the following considerations:

4.1.1 Promoting the Company’s strategic objectives, work plans and policies in order to enhance both long term and short term value for all of Taro’s stakeholders.

4.1.2 Creating appropriate incentives for the Office Holders of the Company, taking into consideration the Company’s risk management strategies.

4.1.3 The size of the Company and the nature and scope of its activities.

4.1.4 With respect to variable components – the contribution of the Office Holder to the achievement of the Company’s objectives and the maximization of its profits, by balancing long term considerations with short term considerations and in accordance with the position of the Office Holder.

4.2 In determining an Office Holder’s compensation, the following criteria, among others, will be examined:

The Office Holder’s education, qualifications, skills, professional experience and achievements.

The Office Holder’s position and areas of responsibility, the impact associated with, and scope of, the Office Holder’s position, and the Office Holder’s previous salary arrangements with the Company.

The difference between the annual cost of the employment terms of the Office Holder and the average and median annual salary of Taro’s employees and outsourced service providers, by geographic location, as well as whether such disparity has an effect on employment relations at the Company.

The ratio between the variable compensation components and the fixed compensation components.

Compensation practices of other companies that are active in similar markets.

4.3 As of the Effective Date of this Compensation Policy, all existing employment agreements and employment terms of the Company’s Office Holders are consistent with this Compensation Policy, its principles and guidelines.

5. Compensation Committee Responsibility

5.1 The Compensation Committee of the Board is responsible for reviewing the Company’s compensation policies (including the Compensation Policy) in light of the Company’s compensation philosophy expressed and adopted by the Board from time to time. The Committee also evaluates the performance of the Company’s Office Holders, makes recommendations to the Board regarding the compensation of the Office Holders  (including Directors), and reviews any organizational restructuring pertaining to the roles, responsibilities and selection of Office Holders.

5.2 The Committee is responsible for ensuring that any arrangement between the Company and a Director as to such Director’s terms of service (including, if applicable, employment),  is generally consistent with this Compensation Policy. Any such arrangement generally requires the approval of the Committee, and subject to such approval and a favorable recommendation by the Committee, also requires Board and shareholder approval.

6. Components of the compensation of Management Office Holders

The compensation of Management Office Holders may include the following components:

6.1 Base salary, social and other benefits (“Fixed Compensation”)

6.2 The base salary of Management Office Holders shall be determined based on the following:

6.2.1 The factors specified in Section 4.2 above.

6.2.2 Executive compensation survey (benchmark) of companies operating in similar industries and/or with similar financial performance, per geographic location.

6.2.3 A performance review and performance based merit increase process conducted by the Committee, which, subject to the parameters specified in Section 4.2 and Section 6.2.2, may result in an adjustment to base salary in an amount that does not exceed 20% of the base salary prior to such adjustment.

6.3 Fixed Compensation may include additional benefits. In light of the Company’s global nature and the fact that its Management Office Holders are employed in geographic locations worldwide (US, Canada and Israel), under different legal systems, social benefits shall be adjusted according to the local laws, and customary employment terms. Management Office Holders shall be eligible to participate in and receive benefits from the standard and customary benefit plans provided to the Company’s employees.

Fixed Compensation may include any of the following additional benefits (including gross-up of the benefit value of any of the following for tax purposes):

(a)Pension

(b)Education fund

(c)Severance pay

(d)Manager's insurance (for Israel employees)

(e)Employer’s allocations for 401(k) funds (for US employees) or RRSP funds (for Canada employees)

(f)Medical insurance (general, prescription, vision and dental), life insurance, including with respect to immediate family members, and accidental death/dismemberment insurance

(g)Disability insurance

(h)Periodic medical examination

(i)Leased car or company car (as well as related expenses), or the value of the use of a car, or transportation allowance

(j)Telecommunication and electronic devices and communication expenses, including cellular telephone and other devices, personal computer/laptop, internet, etc. or the value of the use of such device

(k)Paid vacation, including, if applicable, redemption of accrued unused vacation

(l)Sick days

(m)Holiday and special occasion gifts

(n)Recuperation pay

(o)Expense reimbursement

(p)Payments or participation in relocation and related costs, perquisites and expenses

(q)COBRA (for US employees)

(r)Change-of-control provisions

(s)Loans or advances (to the extent permitted under applicable law)

(t)Professional or academic courses or studies

(u)Newspaper or online subscriptions

(v)Professional membership dues or subscription fees

(w)Professional advice or analysis (such as pension, insurance and tax)

(x)Other benefits generally provided to Company employees (or any applicable affiliate or division)

(y)Other benefits or entitlements mandated by applicable law

6.4 In addition, to attract qualified talent in the competitive employment markets in which the Company operates, on a limited, case by case basis, an Management Office Holder may be eligible to receive a sign-on bonus, at the discretion of the Committee and the Board, that is generally three (3) months or less of base salary, but in no event shall exceed six (6)

months’ base salary, and, subject to applicable law, the Company will have the authority to recover all or a portion of any sign-on bonus paid to an Management Office Holder in the event of the Management Office Holder’s voluntary separation within a specified period of time of joining the Company.

6.5 Annual Cash Bonus Plan

6.5.1 An Management Office Holder’s compensation may include an annual cash bonus (“Bonus”) based upon the Company’s, business unit’s (if applicable), and individual’s, achievement of defined performance objectives for each Performance Period, as defined in Section 6.5.2, subject to the receipt of all approvals required by applicable law and to the terms of the Compensation Policy.

6.5.2 The “Performance Period” shall mean April 1 through March 31 of each applicable fiscal year (which dates represent the start and finish of the Company’s fiscal year).

6.5.3 Subject to the parameters specified in Section 4.1.4, the target annual cash bonus for Management Office Holders, excluding the chief executive officer, for one hundred percent (100%) achievement of Company, business unit, as applicable, and individual performance objectives (the “Target Bonus”) will be no less than fifteen percent (15%) and no more than forty percent (40%) of base salary, calculated on a pro-rata basis for any partial Performance Period worked.

6.5.4 The Target Bonus for the chief executive officer will be no more than fifty percent (50%) of base salary, calculated on a pro-rata basis for any partial Performance Period worked.

The Target Bonus Amounts of Management Office Holders can be summarized as follows:

Target Bonus Amounts of Management Office Holders
Title of Officer	Target Bonus (as a % of Base Salary)
Chief Executive Officer	Up to 50% of Base Salary
All Other Management Office Holders	15%-40% of Base Salary

6.5.5 The Target Bonus for an Management Office Holder, other than one who serves in a sales and marketing leadership capacity having profit and loss responsibility for a defined commercial segment(s) of the Company’s business and as designated by the Compensation Committee as such  (such excluded Management Office Holders, “Commercial Office Holders”), is comprised of two components (which shall be allocated relative proportional weight as described in Section 6.5.6 below): (i) Company achievement of budgeted net sales, budgeted earnings before taxes (“EBT”), and percent of relative sales growth as compared to market peers (these three types of Company-wide achievement, collectively, “Company Performance”) and (ii) individual achievement of personal objectives (“Individual Performance”) as specified in Section 6.5.12.4.

6.5.6 The Bonus for an Management Office Holder, other than a Commercial Office Holder, will be based seventy-five percent (75%) on Company Performance and twenty-five percent (25%) on Individual Performance, which proportions may be adjusted at the discretion of the Compensation Committee, subject to Board approval.

6.5.7 The Target Bonus for a Commercial Office Holder is based on achievement in each of the following three categories (based on the relative proportions described in Section 6.5.8 below): (i) Assigned business unit(s) achievement of the combined parameters of budgeted net sales, budgeted earnings before taxes (“EBT”), and percent of relative sales growth as compared to business unit(s) peers,  (these three types of business-unit(s) wide achievement, collectively, “Business Unit Performance”), as described in Section 6.5.10, (ii) Company achievement of budgeted net sales, budgeted earnings before taxes (“EBT”), and percent of relative sales growth as compared to market peers (these three types of Company-wide achievement, collectively, “Company Performance”), as described in Section 6.5.9, and (iii) individual achievement of personal objectives (“Individual Performance”) as specified in Section 6.5.11.

6.5.8 The Bonus for a Commercial Office Holder will be based fifty percent (50%) on Business Unit Performance, twenty-five percent (25%) on Company Performance, and twenty-five percent (25%) on Individual Performance, which proportions may be adjusted at the discretion of the Compensation Committee, subject to Board approval.

The criteria used for calculating Target Bonus Amounts of Management Office Holders can be summarized as follows:

Performance Criteria for Calculating Target Bonus Amounts of Management Officers
Category of Office Holder	Criteria
Commercial Office Holders	Business Unit Performance: 50%; Company Performance: 25% Individual Performance: 25%
All Other Management Office Holders	Company Performance: 75% Individual Performance: 25%

6.5.9 Determining Bonus Linked to Company Performance

6.5.9.1 A minimum of 90% achievement of a combination of the Company’s budgeted net sales and budgeted EBT targets, with each given equal weight, (“Company Threshold Performance”) must be met for Management Office Holders to be eligible to receive the Company Performance component of the Bonus.  If the Company Threshold Performance is not met, then the Management Office Holder, other than Commercial Office Holders, will only be eligible for the Individual Performance component of the Bonus, subject to and determined by achievement of defined individual objectives as specified in Section 6.5.11.  For Commercial Office Holders, if the Company Threshold Performance is not met, then the Commercial Office Holder will be eligible for the Business Unit Performance component of the Bonus (subject to the achievement of BU Threshold Performance as specified in Section 6.5.10.1), and for the Individual Performance component of the Bonus, subject to and determined by achievement of defined individual objectives as specified in Section 6.5.11.

6.5.9.2 Subject to Company Threshold Performance achievement, a payout multiplier will be applied to the Company Performance component of the Target Bonus based on two linked parameters: (i) level of achievement at or greater than Company Threshold Performance and (ii) the percent of relative sales growth as compared to market peers (“Relative Sales Growth”), as specified in Section 6.5.9.6.

6.5.9.3 A minimum payout multiplier of twenty percent (20%) will be applied to the Company Performance component of the Target Bonus for Company Threshold Performance coupled with less than zero percent (0%) of Relative Sales Growth.

6.5.9.4 A maximum payout multiplier of one hundred and fifty percent (150%) will be applied to the Company Performance component of the Target Bonus for combined achievement of budgeted net sales and budgeted EBT, with each given equal weight, of greater than one hundred percent (100%), coupled with a maximum level of achievement of a pre-defined Relative Sales Growth target, as determined annually by the Compensation Committee and the Board.

6.5.9.5 Payouts for Company Performance between the threshold (range from 20% to 75% of the Company Performance component of the Target Bonus, based on Relative Sales Growth achievement), target, and maximum will be determined using a slab approach with payout multipliers applied in a stepwise manner for achievement from threshold to maximum, with accelerated stepwise payout multipliers from target to maximum, subject to the maximum payout multiplier specified in Section 6.5.9.4.

6.5.9.6 The Company will consider the following factors in determining comparable market peer companies for purposes of calculating Relative Sales Growth: (i) annual revenues, (ii) product portfolio, and (iii) markets in which the peer company operates.

6.5.9.7 Consistent with the Compensation Policy, and subject to the limitations set forth herein, the Company may determine the Relative Sales Growth targets each year to accurately reflect market conditions or factors, subject to the approval of the Compensation Committee and Board.

6.5.10 Determining Bonus Linked to Business Unit Performance (Commercial Office Holders)

6.5.10.1 A minimum of 90% achievement of Business Unit Performance (“BU Threshold Performance”) must be met for Commercial Office Holders to be eligible to receive the Business Unit Performance component of the Bonus.  If the Business Unit Threshold Performance is not met, then a Commercial Office Holder may be eligible for: (i) the Company Performance component of Bonus, subject to the Company Threshold Performance being met, and (ii) the Individual Performance component of Bonus, subject to and determined by achievement of defined individual objectives as specified in Section 6.5.11.4.

6.5.10.2 Subject to BU Threshold Performance achievement, a payout multiplier will be applied to the Business Unit Performance component of the Target Bonus based on two linked parameters: (i) level of achievement at or greater than BU Threshold Performance and (ii) the percent of relative sales growth as compared to business unit peer(s) (“BU Relative Sales Growth”), as specified in Section 6.5.10.6.

6.5.10.3 A minimum payout multiplier of twenty percent (20%) will be applied to the Business Unit Performance component of the Target Bonus for BU Threshold Performance coupled with less than zero percent (0%) BU Relative Sales Growth.

6.5.10.4 A maximum payout multiplier of one hundred fifty percent (150%) will be applied to the Business Unit Performance component of the Target Bonus for combined achievement of budgeted net sales and budgeted EBT, with each given equal weight, of greater than one hundred percent (100%), coupled with maximum level of achievement of a pre-defined BU Relative Sales Growth target, as determined annually by the Compensation Committee and the Board.

6.5.10.5 Payouts for Business Unit Performance between the threshold (range from 20% to 75% of the Business Unit Performance component of the Target Bonus, based on BU Relative Sales Growth achievement), target, and maximum will be determined using a slab approach with payout multipliers applied in a stepwise manner for achievement from threshold to maximum, with accelerated stepwise payout multipliers from target to maximum, subject to the maximum payout multiplier specified in Section 6.5.10.4.

6.5.10.6 The Company will consider the following factors in determining comparable business unit(s) peer companies for purposes of calculating BU Relative Sales Growth: (i) annual revenues, (ii) product portfolio, and (iii) markets in which the business unit peer company operates.

6.5.10.7 Consistent with this Compensation Policy, and subject to the limitations set forth herein, the Company may determine the BU Relative Sales Growth targets each year to accurately reflect market conditions or factors, subject to the approval of the Compensation Committee and Board.

6.5.11 Determining Bonus Linked to Individual Performance

6.5.11.1 A Management Office Holder’s Bonus will be linked to attainment of individual performance objectives as specified in Section 6.5.11.4.

6.5.11.2 Individual performance objectives for the chief executive officer are determined and approved by the Compensation Committee and the Board based on general objectives approved for the Company as part of its annual work plan.

6.5.11.3 Individual performance objectives for the all other Management Office Holders are directly linked to the general objectives approved for the Company as part of its annual work plan and are approved by the chief executive officer.

6.5.11.4 Individual performance objectives include specified targets or levels of change in one or more of the following business criteria: (i) earnings, including net earnings, total earnings, operating earnings, earnings growth, operating income, earnings before or after taxes, earnings before or after interest, depreciation, amortization, or extraordinary or special items; (ii) revenue, revenue growth, or rate of revenue growth; (iii) sales or sales growth; (iv) operating expenses; (v) cash flow (including, but not limited to, operating cash flow and free cash flow); (vi) operating margin, profit margin, or gross margin; (vii) balance sheet requirements; (viii) implementation or completion of critical projects or processes; (ix) cost or expense targets, reductions and savings, productivity and efficiencies; (x) strategic business criteria, consisting of one or more objectives based on meeting specified market penetration, market share, geographic expansion, customer satisfaction, research and development collaboration, employee engagement, human resources management, information technology, compliance or litigation and goals related to acquisitions, joint ventures and similar transactions; (xi) personal and professional objectives; or (xii) other measures of performance selected by the Compensation Committee and Board.

6.5.11.5 A Management Office Holder’s achievement of Individual Performance Objectives determines his or her performance evaluation score, defined on a multi point scale, for the Performance Period.  A payout multiplier, with a minimum of zero percent (0%) and a maximum of one hundred and twenty percent (120%), will be applied to the Individual Performance component of the Target Bonus based on the performance evaluation score.  If a Management Office Holder receives a performance evaluation score in the lowest scoring tier for the Performance Period, then he or she will not be entitled to any Bonus for the Performance Period.

6.5.12 Amendment and Termination

6.5.12.1 The Board at any time, and from time to time, may amend the Annual Cash Bonus Plan.  The Board or the Compensation Committee at any time, and from time to time, may amend the terms of any Bonus.

6.6 Discretionary Bonus Payments

6.6.1 Notwithstanding the performance criteria specified in Section 6.5 for payment of a Bonus, the Compensation Committee in its sole discretion may  grant a smaller Bonus, or no Bonus at all, instead of the Bonus amount determined under Section 6.5, for partial achievement of performance criteria or based on other performance criteria or discretionary criteria, but may not, in any case, grant a Bonus in excess of the maximum Bonus determined under Section 6.5.

6.6.2 In the following situations the Compensation Committee may approve a discretionary bonus payment to a Management Office Holder not to exceed three (3) months of the Management Office Holder’s base salary, upon the recommendation of the Chairman of the Board and subject to approval of the Board of Directors: (i) extraordinary contribution to achievement of Company Performance, (ii) exceptional execution of a business strategy or initiative, (iii) attainment of significant project milestones, and/or (iv) other similar exceptional achievement that creates sustainable value for the Company.

6.6.3 In all events, the final Bonus granted to an Management Office Holder for an applicable Performance Period will be consistent with and subject to the Company’s Compensation Policy then in effect.

6.7 Treatment of Bonus in Case of Separation, Accident, Illness or Death

6.7.1 In the event an of a Management Office Holder’s termination for any reason prior to the payment of the Bonus other than (i) the Management Office Holder’s disabling illness, accident or death,  or (ii) involuntary termination due to restructuring, reorganization, reduction in force, or any other reason as determined by the Company, subject to the approval of the Compensation Committee, not by the Employer for Cause, as defined in Section 6.7.3, the Bonus for such Performance Period will be forfeited.

6.7.2 Subject to applicable law, if the Compensation Committee shall find that any Management Office Holder to whom any amount is payable under the annual cash bonus plan is unable to care for his or her affairs because of illness, accident or death, then any payment due to such Management Office Holder or his or her estate (unless a prior claim has been made by a duly appointed legal representative) may, if the Compensation Committee so directs the Company, be paid to his or her spouse, child, relative, an institution maintaining or having custody of such Management Office Holder, or any other person deemed by the Compensation Committee to be an appropriate recipient on behalf of such Management Office Holder otherwise entitled to payment.  Any such payment shall be complete discharge of the liability of the Compensation Committee and the Company thereafter.

6.7.3 As used in this Compensation Policy, “Cause” means a good faith determination by the Company of: (i) gross negligence, willful misconduct, or neglect in the performance of the Management Office Holders duties and services as an employee; (b) violation of any material policy of the Company; (c) violation of any federal, state, or local law or regulation in the performance of your employment duties; or (d) conviction of a felony or other crime involving moral turpitude.

6.7.4 In the event of a Management Office Holder’s termination prior to Bonus payment by reason of the Management Office Holder’s voluntary retirement, such Management Office Holder will be eligible to receive the Bonus accordance with the terms set forth in this Compensation Policy and the Bonus payment will be paid to such Management Office Holder at the same time as paid to active Management Office Holders.

6.8 Long Term Variable Compensation

6.8.1 In addition to the annual cash bonus, a Management Office Holder’s compensation may include a long term cash incentive (“Long Term Incentive” or “LTI”) which will consist of a cash award based on achievement of long term performance goals of the Company, subject to the receipt of all approvals required by applicable law and to the terms of the Compensation Policy.

6.8.2 The inclusion of a Long Term Incentive for Management Office Holders shall be determined on a limited case by case basis and, if granted, may differ from one Management Office Holder to another based on the parameters specified in Section 4.2.

6.8.3 The target Long Term Incentive for eligible Management Office Holders will be no less than twenty percent (20%) and no more than forty percent (40%) of base salary, calculated on a pro-rata basis for any partial Performance Period worked, for one hundred percent (100%) achievement of Company and individual performance objectives determined as follows: (i) the achievement of a combination of budgeted net sales and budgeted EBT targets, with each given equal weight, over not less than a three year Performance Period (“LTI Company Performance”), and (ii) individual performance as defined in Section 6.5.11.4 and scored over the same not-less-than three year Performance Period (“LTI Individual Performance”), with the LTI Company Performance and LTI Individual Performance given equal weight.

6.8.4 The LTI Company Performance and LTI Individual Performance payout multipliers applied to the target Long Term Incentive will be capped at a maximum of one hundred and fifty percent (150%).

6.8.5 For eligible Management Office Holders, following the close of each Performance Period, the Company may award a Long Term Incentive for such Performance Period, as determined by the Company, with the approval of the Compensation Committee and the Board.  Such Long Term Incentive, to the extent earned, will be paid to the eligible Management Office Holder no earlier than following the financial close of the third Performance Period following the Performance Period for which the Long Term Incentive was awarded.

6.8.6 Except as otherwise provided by the Company, an eligible Management Office Holder will not be entitled to receive any Long Term Incentive cash payment if the Management Office Holder is not employed by and actively working for the Company at the time such Long Term Incentive cash payment is to be paid.

6.8.7 Notwithstanding the above, the Management Office Holder will forfeit all accrued Long Term Incentive cash payments if the Management Office Holder is terminated by the Company for Cause.

6.9 Maximum Variable Compensation

6.9.1 The maximum variable compensation, including the annual cash Bonus, Long Term Incentive and any discretionary payment awarded pursuant to Section 6.6.1, as a percentage of the base salary, may differ from one Management Office Holder to another based on the criteria specified in Section 4.2 above, but, in any case, will not exceed one hundred and fifty percent (150%) of base salary, for each Performance Period.

6.10 Ratio of the Management Office Holder’s compensation to the average and median salary in the  Company

6.10.1 Due to the Company’s global operations, the Compensation Committee has taken and will take into consideration while determining the Management Office Holders’ compensation, the fact that the Company’s employees are employed in various countries worldwide, under different terms of employment. Therefore, the Compensation Committee shall consider the relationship between the terms of service and employment of the Management Office Holder and the salary of the other employees of the Company in each Management Office Holder’s geographic location, and in particular the ratio of the total compensation for the Management Office Holders of the Company to the average and median salary of the Company’s employees in each geographic location. The Company estimates that the gap between the compensation of Management Office Holders and other employees, assuming implementation of this Policy, will have no adverse effect on the working relationships in the Company. The possible ramifications of that gap on the daily working environment in the Company were examined and will continue to be examined by the Compensation Committee from time to time in order to ensure that levels of executive compensation, as compared to those of the overall workforce, will not have a negative impact on work relations in the Company.

6.11 Termination Related Terms

6.11.1 Statutory Severance related terms and payments will be made in accordance and subject to the applicable law in each geographic location of the Company’s Management Office Holders, and according to the actual terms of termination determined for each Management Office Holder in his or her employment agreement.

6.11.2 Subject to applicable law, should the Company decide to make termination payments to a departing Management Office Holder, such payments may include, but not exceed an aggregate of fifteen (15) months’ pay for the combined advanced notice period and severance pay.

6.11.3 When considering any termination payments, the Compensation Committee may consider certain criteria, including, but not limited to, the length of the Management Office Holder’s employment period, his or her performance during his or her employment, the circumstances surrounding the termination of employment, etc.

7. Non-Material Amendments to Existing Compensation

7.1 In accordance with Section 1B3 to the Companies Law Regulations (Relief in Transactions With Related Parties), 2000, a non-material change in the terms of compensation of an Office Holder who reports to the chief executive officer will not require the approval of the Compensation Committee, as stated in Section 272(C) to the Companies Law, so long as the change in compensation does not exceed 5% of the annual cost of the Fixed Compensation component, has been approved by the chief executive officer, and is consistent with the terms of this Compensation Policy.

8. Compensation of Non-Management Directors

8.1 The Companies Law regulations generally require an Israeli public company to have at least two external directors with no prior linkage to the company or to any controlling shareholder (“External Directors”).

8.2 External Directors are elected by shareholders for terms of three years.

8.3 For so long as the Company is required to, and actually does, elect External Directors, the compensation of the External Directors shall be fixed in accordance with the Companies Law Regulations (Rules Regarding Remuneration and Expenses for an External Director) 5760-2000 (such compensation, the “External Director Fees”).

8.4 The compensation paid to Non-Management Directors, excluding External Directors governed by External Director Fees, in their capacity as such shall be determined, taking into account: (i) the field in which the Company operates, (ii) comparison with companies of a similar size with global operations and structure of a similar magnitude, whether listed for trading in Israel or overseas, or privately-held, and (iii) the contribution and active involvement in the business of the Company. Such compensation may be paid to the Director or to a company controlled by such Director.

8.5 The Company shall reimburse, or cover in advance for, its Non-Management Directors, expenses (including travel expenses) incurred in connection with attending meetings of the Board and its committees or performing other services for the Company in their capacity as Non-Management Directors in accordance with this Policy and Israeli law.

8.6 Non-Management Directors (other than External Directors, whose compensation is fixed in accordance with the Companies Law regulations) who provide additional professional and/or consulting services outside of their capacity as Non-Management Directors may be entitled to additional compensation as shall be determined by the Company, consisting of: (i) management or consulting fees, and/or (ii) annual cash bonus.

8.7 Mr. Dilip Shanghvi (a Director and Chairman of the Board) and Mr. Sudhir Valia (a Director) are eligible to participate in the Company’s annual cash bonus plan based upon the Company’s achievement of defined performance objectives, subject to the receipt of all approvals required by applicable law and to the terms of this Compensation Policy.

8.7.1 The Target Bonus for Mr. Dilip Shanghvi shall be equal to one hundred percent (100%) of his annual director fee.

8.7.2 The Bonus for Mr. Dilip Shanghvi will be based one hundred percent (100%) on Company Performance.

8.7.3 The Target Bonus for Mr. Sudhir Valia shall be equal to one hundred percent (100%) of his annual director fee.

8.7.4 The Bonus for Mr. Sudhir Valia will be based one hundred percent (100%) on Company Performance.

8.7.5 The Bonuses that may be paid to  Mr. Dilip Shanghvi and Mr. Sudhir Valia shall be determined in accordance with same process for Management Office Holders set forth in Section 6.5.9 of this Policy.

9. Clawback/Recoupment

9.1 Notwithstanding anything contained herein to the contrary, the Company shall have the authority to recover all or a portion of any compensation paid to an Office Holder that was paid on the basis of financial data included in its financial statements, in any Performance Period, that were found to be inaccurate and were subsequently restated.

9.2 In such event, the Company will seek reimbursement from the Office Holder to the extent such Office Holder would not have been entitled to all or a portion of such compensation, based on the financial data included in the restated financial statements. The Compensation Committee will be responsible for approving the amounts to be recouped and for setting terms for such recoupment from time to time.

10. Withholding Obligations

10.1 Any tax consequences arising from any grant or payment of any cash compensation award or from any other event or act of the Company hereunder shall be borne solely by the Office Holder.  The Company shall withhold taxes according to the requirements under the applicable laws, rules, and regulations.

11. No Limitation on Compensation

11.1 Subject to receipt of the requisite approvals under the Companies Law, nothing in this Policy shall be construed to limit the right of the Company to establish other incentive plans or to pay compensation to its employees, Office Holders (including Directors) in cash or property, that are aimed at the achievement of short and/or long-term Company objectives, in a manner that is not expressly authorized under this Policy.

12. Office Holders Insurance, Indemnification and Exemption.

12.1The Company may exempt its Office Holders from liability and provide them with indemnification to the fullest extent permitted by law and its Articles of Association, and may provide them with indemnification and release agreement providing for same. In addition, the Company’s Office Holders may be covered by the Company’s directors’ and officers’ liability insurance policies. The coverage under the Company’s directors’ and officers’ liability insurance policies — both per claim and in the aggregate— will be no more than $100 million, in the aggregate, including directors’ and officers’

insurance coverage, any Side A - DIC policy covering directors and officers individually or any other type of directors’ and officers’ liability insurance. The coverage, including the limit of liability, the premiums and the deductibles, and each extension or renewal of such coverage, shall be approved by the Committee (and, if required by law, by the Board) which shall determine that (x) the total amount of the coverage is reasonable considering the Company’s exposures, the scope of coverage and the market conditions, and (y) the amounts of the premiums and the deductibles for such insurance coverage reflect then-current market conditions and shall not materially affect the Company’s profitability, assets or liabilities.

12.2The Committee and the Board may review, from time to time, the Company’s indemnification and release agreements and its directors’ and officers’ liability insurance policies, in order to ascertain whether they provide appropriate coverage. However, the Committee and the Board will not be obligated to recommend amendments to the Company’s Articles of Association or to its indemnification and release agreements, nor shall they be required to recommend procurement of additional insurance for Office Holders.

13. Reliance on Reports

13.1 Each member of the Compensation Committee and each member of the Board shall be fully justified in relying, acting or failing to act, and shall not be liable for having so relied, acted, or failed to act in good faith, upon any report made by the independent public accountants of the Company and upon any information furnished in connection with the Compensation Policy by any person or persons other than such member.

14. Processes for the supervision and control of the Compensation Policy.

14.1 The responsibility for determining the rules for interpreting the Compensation Policy, the control thereof and the updating thereof shall rest with the Compensation Committee and the Board, based on the Compensation Committee’s recommendations.

14.2 The Compensation Committee shall periodically review the Policy and monitor its implementation, and recommend to the Board and shareholders to amend the Policy as it deems necessary from time to time.

14.3 Other than as permitted otherwise under the Companies Law, the approval of compensation for an Office Holder shall be determined by the Compensation Committee, and subsequently approved by the Board; the Company shall be subject to any existing and future provision of applicable law which relates to the Compensation Policy of the Company. Further to the foregoing, it is hereby clarified that in case of any amendment made to provisions of the Companies Law and any other applicable rules and regulations in a manner that will facilitate the Company’s ability to more readily approve or pay Office Holder compensation, the Company shall be entitled to follow those provisions even if they contradict the principles of this Compensation Policy.

14.4 The Compensation Committee and the Board of the Company based on the Committee’s recommendations shall reserve the possibility of reducing the variable components or setting maximum amounts with respect thereto, provided that these changes shall be in accordance with the considerations and the criteria which have been set forth in Section 2 above, according to law and subject to the circumstances of the matter.

14.5 Stringent control procedures shall be exercised in order to ensure that the Compensation Policy is appropriately implemented.

Exhibit 99.2

TARO PHARMACEUTICAL INDUSTRIES LTD.

Proxy for 2020 Annual General Meeting of Shareholders to be held on December 14, 2020

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder of Taro Pharmaceutical Industries Ltd. (the “Company”) hereby appoints each of Ohad Rosner, Anat Edrey and Avi Avramoff with full power of substitution to each of them, the true and lawful attorney, agent and proxy of the undersigned, to vote, as designated on the reverse side, all of the Ordinary Shares of the Company held of record in the name of the undersigned at the close of business on Monday, November 9, 2020, at the 2020 Annual General Meeting of Shareholders (the “Meeting”) of the Company to be held on Monday, December 14, 2020, at 10:00 a.m., Israeli time, at the offices of the Company’s Israeli legal counsel, Meitar Law Offices, located at 16 Abba Hillel Road, 10th Floor, Ramat Gan, Israel, 5250608, and at any and all adjournments or postponements thereof, on the following matters (appearing on the reverse side), which are more fully described in the Notice of Annual General Meeting of Shareholders (the “Notice”) and Proxy Statement relating to the Meeting (the “Proxy Statement”).

The undersigned acknowledges receipt of the Notice and Proxy Statement.

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to proposalS 1 OR 3, this proxy will be voted “FOR” THOSE proposalS. If no direction is made with respect to Proposal 2, the undersigned will be deemed to have not participated in the voting on THAT proposal (UNLESS THE UNDERSIGNED COMPLETES ITEM 2A, AS DESCRIBED BELOW, IN WHICH CASE this PROXY WILL BE VOTED “FOR” PROPOSAL 2 AS WELL). this proxy will FURTHERMORE be voted in such manner as the holder of the proxy may determine with respect to any other business as may properly come before the Meeting or aNY and aLL adjournments or postponements thereof.

IMPORTANT NOTE: The vote under this proxy will not be counted towards or against the majority required for the approval of PROPOSAL 2 unless the undersigned indicates that (i) he, she or it is NOT a controlling shareholder and DOES NOT have a conflict of interest in the approval of THAT PROPOSAL by checking the box “FOR” Item 2A on the reverse side, or (ii) he, she or it is a controlling shareholder or has a conflict of interest in the approval of THAT PROPOSAL by checking the box “AGAINST” ITEM 2A on the reverse side.

Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

2020 ANNUAL GENERAL MEETING OF SHAREHOLDERS OF TARO PHARMACEUTICAL INDUSTRIES LTD. December 14, 2020 PROXY VOTING INSTRUCTIONS INTERNET- Access ‘www.voteproxy.com/TARO’ and follow the on-screen instructions. Have your proxy card available when you access the web page. Vote online until 11:59 p.m. EST, on December 13, 2020. MAIL- Sign, date and mail your proxy card in the envelope provided as soon as possible. IN PERSON- You may vote your shares in person by attending the Annual General Meeting (to the extent permitted under the local COVID-19 regulations). GO GREEN- e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.amstock.com to enjoy online access. NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL: The Notice, Proxy Statement and this proxy card are available at www.taro.com Please detach along perforated line and mail in the envelope provided IF you are not voting via the Internet THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” EACH OF THE BELOW PROPOSALS. Please sign, date and return promptly in the enclosed envelope.  please mark your vote in blue or black ink as shown here ☒  PLEASE SEE THE INSTRUCTIONS BELOW REGARDING ITEM 2A RELATED TO PROPOSAL 2. FOR AGAINST ABSTAIN Important Instructions for Item 2A related to Proposal 2 Under the Companies Law, you cannot be counted towards or against the majority required for the approval of Proposal 2 unless you complete Item 2A. ACCORDINGLY, PLEASE BE CERTAIN TO CHECK THE BOX MARKED "FOR" IN ITEM 2A OPPOSITE TO CONFIRM THAT YOU ARE NOT A CONTROLLING SHAREHOLDER AND DO NOT HAVE A CONFLICT OF INTEREST IN THE APPROVAL OF PROPOSAL 2.  If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote on Proposal 2, you should check the box “AGAINST” on Item 2A. 1. Re-election to the Company’s Board of Directors of each of the following directors (each as an ordinary/ non-External Director, as defined in the Israeli Companies Law) to serve for a one-year term, until the close of the next annual general meeting of shareholders.(a) Dilip Shanghvi (b) Abhay Gandhi  (c) Sudhir Valia (d) Uday Baldota (e) James Kedrowski (f) Dov Pekelman 2. Approval of the renewal of the Company’s updated Compensation Policy which maintains existing compensation terms and adds (i) a maximum coverage level for the Company’s D&O insurance policies, and (ii) a requirement that D&O insurance premiums and deductibles be consistent with market terms and not material to the Company. 2A. By checking the box marked "FOR," the   undersigned hereby confirms that he, she, or it is not a “controlling shareholder” (under the Israeli Companies Law, as described in the Proxy Statement) and does not have a conflict of interest (referred to as a “personal interest” under the Israeli Companies Law, as described in the Proxy Statement) in the approval of Proposal 2. If the undersigned or a related party of the undersigned is a controlling shareholder or has such a conflict of interest, check the box “AGAINST.” [THIS ITEM MUST BE COMPLETED] 3.  Re-appointment of Ziv Haft Certified Public Accountants (Israel), a BDO member firm, as the Company’s independent auditors for the fiscal year ending March 31, 2021, and the additional period until the close of the next annual general meeting of shareholders of the Company, and authorization of their remuneration to be fixed, in accordance with the volume and nature of their services, by the Company’s Board of Directors or the Audit Committee thereof. Signature of shareholder Date Signature of shareholder Date Note: Please sign exactly as your name or names appear on this Proxy.  When shares are held jointly, each owner should sign.  When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.  If the signer is a partnership, please sign in partnership name by authorized person

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  November 4, 2020

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ Uday Baldota
	Name:	Uday Baldota
	Title:	Chief Executive Officer and Director